

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

Via E-mail
Mr. Jeff K. Storey
President and Chief Executive Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd.
Broomfield, CO 80021

> **Re: Level 3 Communications, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-35134**

Dear Mr. Jeff K. Storey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Critical Accounting Policies and Estimates, page 73

1.   We note that two of your accounting policies and estimates that require the most significant judgments and estimates relate to revenue reserves and cost of revenue reserves. Given, that these estimates require significant judgment and given that it is difficult for investors to understand the impact of these reserves, for both revenue reserves and cost of revenue reserves please disclose a reserve roll forward for the periods presented. If you believe the amounts are immaterial, tell us why. Also, describe for us the financial statement entries used to account for these reserves.

Valuation of Long-Lived Assets, page 75

2.   We note that you conducted a long-lived asset impairment analysis in the fourth quarter of 2013 and 2012 and in each case concluded that your long-lived assets were not impaired. In this regard, please disclose events or changes in circumstances that occurred during those periods that indicated that the carrying value of your assets or assets groupings may not be recoverable. Disclose the extent to which the fair value of your assets or asset groups exceeded their carrying value. Disclose if any of your assets are at risk of impairment.

Selling, General and Administrative, page 80

3.   We note based on your disclosure on page 80 that you include network related expenses such as network facility rent, utilities and maintenance costs in selling, general and administrative expense. We also note that you are a facilities-based provider of a broad range of integrated communications services. That is, a provider that owns or leases a substantial portion of the plant, property and equipment necessary to provide its services. In this regard, please tell us why you believe it is appropriate to include network related expenses such as network facility rent, utilities and maintenance costs in selling, general and administrative expenses rather than in cost of revenue. Refer to your basis in accounting literature.

Peruvian Tax Litigation, page F-64

4.   We note that during the fourth quarter of 2013 you released a reserve of $28 million for tax, penalty and associated interest related to calendar year 2002 due to the expiration of the statute of limitations. We also note that in December 2013, SUNAT initiated an audit in order to reassess the 2001 amounts declared null by the Tribunal. In this regard, please explain why the statute of limitation would expire for 2002 but not for 2001.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director